Exhibit 4.69

SIRIUS SATELLITE RADIO INC.

July 28, 2008

Space Systems/Loral, Inc.

3825 Fabian Way

Palo Alto, California 94303

Attention: Contract Manager

Loral Space & Communications Ltd.

c/o Loral SpaceCom Corporation

600 Third Avenue

New York, NY 10016

Attention: Richard Mastoloni

Dear Sir or Madam:

Reference is made to the XM Satellite Radio Holdings Inc. (“XM”) Common Stock Purchase Warrant, represented by a certificate dated as of June 3, 2005 (the “Warrant”) issued to Space Systems/Loral Inc. (“SS/L”) and assumed by Sirius Satellite Radio Inc., a Delaware corporation (“Sirius”) pursuant to the Agreement and Plan of Merger, dated as of February 19, 2007 (the “Merger Agreement”; capitalized terms used but not defined herein shall have the meaning set forth in the Merger Agreement) among Sirius, Vernon Merger Corporation, a Delaware corporation and direct wholly-owned subsidiary of Sirius (“Merger Co.”) and XM, pursuant to which Merger Co. merged with and into XM, with XM as the surviving corporation (the “Merger”), on July 28, 2008.

Pursuant to Section 7.1(c) of the Warrant, notice is hereby given with respect to the following:

1. Pursuant to Section 7.4 of the Warrant, XM provided notice to SS/L on November 28, 2007, via facsimile and first-class certified mail, of the pending Merger.

2. Pursuant to the Merger Agreement, Merger Co. merged with and into XM, with XM as the surviving corporation on July 28, 2008.

3. Pursuant to Section 2.1(b) of the Merger Agreement, upon consummation of the Merger, issued and outstanding shares of XM Class A common stock, par value $0.01 per share (“XM Common Stock”), were canceled and extinguished and automatically converted into the right to receive 4.60 fully paid and nonassessable shares of Sirius common stock, par value $0.001 per share (“Sirius Common Stock”).

4. Pursuant to Section 2.6 of the Merger Agreement, from and after the effective time of the Merger (the “Effective Time”), each warrant to purchase shares of the XM Common Stock (each, an “XM Warrant”) which was outstanding immediately prior to the Effective Time, was converted into and become a warrant to purchase shares of Sirius Common Stock (each, a “Converted Warrant”) on terms substantially identical to those in effect immediately prior to the Effective Time under the terms of the warrant or other related agreement or award pursuant to which such XM Warrant was granted; provided, however, that, subject to the terms of the XM Warrants, from and after the Effective Time, (i) each such Converted Warrant may be exercised solely to purchase shares of Sirius Common Stock, (ii) the number of shares of Sirius Common Stock issuable upon exercise of such Converted Warrant shall be equal to the number of shares of the XM Common Stock that were issuable upon exercise under the corresponding XM Warrant immediately prior to the Effective Time multiplied by 4.60 and rounded down to the nearest whole share and (iii) the per share exercise price under such Converted Warrant shall be determined by dividing the per share exercise price of the corresponding XM Warrant immediately prior to the Effective Time by the 4.60 and rounded up to the nearest whole cent.

5. In accordance with the foregoing, the Warrant has been adjusted from the right to acquire 400,000 shares of XM Common Stock at an exercise price of $32.42 per share to the right to acquire 1,840,000 shares of Sirius Common Stock at an exercise price of $7.05 per share payable to the Warrant Agent for the account of Sirius.

6. Sirius hereby assumes the obligation to deliver to SS/L the shares of stock, securities or assets to which SS/L may be entitled under the Warrant, and all other obligations of XM under the Warrant.

Sincerely,

SIRIUS SATELLITE RADIO INC.

By:	/s/ Patrick L. Donnelly
Name:	Patrick L. Donnelly
Title:	Executive Vice President, General Counsel & Secretary

[SS/L Warrant – Certificate of Adjustment]